SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 000-30540

GIGAMEDIA LIMITED

8F, No. 22, Lane 407, Section 2, Tiding Boulevard

Neihu District

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Notice of Change in Major Shareholder

GigaMedia Limited notifies that there was a change in its major shareholder (largest shareholder) on November 16, 2015 stated as follows:

On November 16, 2015, Mr. John-Lee Andre Koo transferred his shareholding vehicle for shares of GigaMedia Limited from Best Method Limited to Champion Allied Limited, of which is his wholly-owned company. The number of shares held under Mr. John-Lee Andre Koo’s beneficial ownership remains no change.

	Shareholding vehicle	Number of shares held
Before change	Best Method Limited	10,799,999
After change	Champion Allied Limited	10,799,999

The change has no impact on the Company’s operating results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date:	November 18, 2015	By:	/s/ HUANG, SHIH-CHIN
(Signature)
		Name:	HUANG, SHIH-CHIN
		Title:	Head of Finance Department